January 6, 2011	Lauren B. Prevost
404-504-7744
VIA EDGAR	lprevost@mmmlaw.com
www.mmmlaw.com
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Corporate Income Trust, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed December 7, 2010
File No. 333-166447
Dear Mr. Dang:
          On behalf of Cole Corporate Income Trust, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2011 (Registration No. 333-166447) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
          The Company’s responses to comments of the Staff set forth in the Commission’s letter dated December 27, 2010, are provided below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus portion of the Amendment (the “Prospectus”).
          The Company responds to the Commission’s comments and requests as follows:
Questions and Answers About This Offering, page 1
How is an investment in shares of your common stock different..., page 4
1.	We note your response to prior comment 1 of our letter dated November 19, 2010. Currently this Q&A only discusses the correlation to the stock market and associated volatility. It would appear there are other differences between you and listed REITs other than what you have disclosed. As such, we previously requested you simply address that “difference” in this Q&A. Please revise to highlight the lack of liquidity associated with an investment in you here.

Phone: 404.233.7000   |   www.mmmlaw.com
1600 Atlanta Financial Center   |   3343 Peachtree Road, NE   |   Atlanta, Georgia 30326
Atlanta   •   Beijing   •   Raleigh-Durham   •   Savannah   •   Taipei   •   Washington, DC

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
January 6, 2011

          Response: The Company has revised its disclosure on page 4 to highlight the relative lack of liquidity associated with an investment in the Company.
2.	In connection with the preceding comment, please revise to clarify that while the “estimated value” determined by the board may be less correlated with the market, shareholders’ ability to access such value is limited to the redemption plan, which may also be suspended or terminated at your option.
          Response: The Company has revised its disclosure on page 4 to clarify that, until the Company undertakes a liquidity transaction, the ability to access the value of an investment in the Company’s shares will be limited to the Company’s share redemption program, which may be suspended or terminated by the Company’s board of directors.
3.	Because this Q&A is part of your summary section, please revise to provide brevity in the answer included here.
          Response: The Company has revised its disclosure on page 4 to make the disclosure more brief.
Management, page 56
4.	We note your response to comment 4 and the revised disclosure on page 64 that your advisor “has access to all the resources” within the Cole Real Estate Investments organization. Please revise to clarify the agreement that provides your advisor with the noted access and discuss the purpose of not contracting directly with the Cole entities that will actually directly provide your services. Also, please clarify if your advisor will have any assets with which to remedy any breach of fiduciary duty.
          Response: The Company respectfully notes that the personnel who will perform services on behalf of the Company’s advisor will be employees of Cole Real Estate Investments who are dual employees of the advisor. In their capacities as employees of the Company’s advisor, these personnel will perform all activities necessary for the operations of the advisor. The Company has revised its disclosure on page 64 to clarify this arrangement.
          The advisor’s principal assets are its cash balances and its advisory agreement with the Company, and the revenues associated with such agreement. In addition, the advisor is covered by an errors and omissions insurance policy. If the advisor is held liable for a breach of fiduciary duty, the Company expects that the liability would be paid by this insurance policy or the advisor’s cash balances. The Company has revised the discussion under the caption “Management — The Advisory Agreement” on page 68 of the Amendment to include this disclosure, as requested by the Staff. The Company has added similar disclosure to the risk factor captioned “Our advisor and its officers and key personnel face conflicts of interest related to the positions they hold with affiliated entities ...” appearing on page 27 of the Amendment.
5.	Considering your advisor was recently formed, please clarify if your advisor will have to rely on the other Cole entities to fulfill the obligations and duties owed to you. If so, clarify

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
January 6, 2011

that such entities will be fully compensated separately through the operating expense reimbursements, except for executive officer salaries and acquisition services. Also, please clarify if you will reimburse your advisor for its officers’ salaries.
          Response: As noted in the Company’s response to Comment 4 above, the Company’s advisor will not have to rely on the other Cole entities to fulfill its obligations to the Company because the personnel who will perform services on behalf of the advisor will be employees of Cole Real Estate Investments who are dual employees of the advisor. Cole personnel who provide services to multiple entities record the time they spend on tasks performed for the various entities, and the expenses associated with such personnel are allocated to the various Cole entities. Personnel costs and expenses related to providing services to the Company’s advisor are accumulated by the advisor and reimbursed by the Company to the advisor. No other Cole entities will receive reimbursement directly from the Company. The Company revised its disclosure on page 68 of the Amendment to clarify this arrangement.
          As stated in the “Management Compensation” table on page 72 of the Amendment next to the caption “Operating Expenses — CCI Advisors(7),” the Company will reimburse its advisor for the expenses incurred in connection with its provision of advisory and administrative services, including related personnel costs and payments to third party service providers; provided, however, that the Company will not reimburse its advisor for the salaries and benefits paid to personnel in connection with services for which the advisor receives acquisition fees, and the Company will not reimburse its advisor for salaries and benefits paid to the Company’s executive officers. This is further clarified in footnote 7 to the “Management Compensation” table and on page 68 under the caption “Management — The Advisory Agreement,” where it is stated, “[w]e will reimburse our advisor for the expenses incurred in connection with its provision of advisory and administrative services, such as the portion of the salaries paid to employees of Cole Real Estate Investments who are dual employees of our advisor (including executive officers and key personnel of our advisor who are not also executive officers of our company) that are attributed to services rendered by our advisor in connection with our operations including non-offering related legal and accounting services . . . .” (Italicized language was added in response to the Staff’s comment.)
Management Compensation, page 70
6.	We note that your operating expense payments to CCI Advisors include reimbursements related to your acquisition expenses and operational expenses. Please revise to clarify if you differentiate between the two types of expenses. If not, please revise to clarify how you account for the reimbursements when determining whether the limitations disclosed in footnotes 5 and 7 are reached.
          Response: The Company has revised footnotes 5 and 7 to the “Management Compensation” table to clarify that acquisition expenses are accounted for separately from operating expenses, and to describe the process for ensuring that the reimbursements of the respective expenses are within the limitations disclosed in the footnotes.
********

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
January 6, 2011

          Please let us know if you have any additional questions or concerns at your earliest convenience by contacting the undersigned at (404) 504-7744 or Heath D. Linsky at (404) 504-7691.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost
Enclosure

cc:	Richard R. Lavin, Esq. Heath D. Linsky, Esq.